INVEST IN **SYSTEM 3E COMPANY**

Building has never been easier. The only dry-stack wall construction system in the world.


No keypad
No fuel
No mortar
3 great companies that disrupted its industries
(no logo needed to see the logo)
Click-click the SYSTEM3E

system3e.com Lewes DE

Technology B2B Brick & Mortar B2C

LEAD INVESTOR



Maciej Biesiada

As consumers become more aware of environmental issues, the construction industry needs new technologies that enable the production of materials that are more environmentally friendly. System 3e is a revolutionary technology that can change the construction industry. It is uniquely suited to take advantage of the consumer's environmental awareness by offering a system of building walls based on perlite, that is both clean and energy efficient. I am happy to participate in the effort to bring this revolutionary technology to the US market.

Invested $1,000 this round & $50,000 previously

Highlights

1. 🚀 CEO managed international Red Bull in Poland and Baltics states.
2. 🛡️Our solution is patented worldwide, including IP protection in the U.S., EU, Asia.*
3. 🏡 +110 houses built in Poland and the UK, Netherlands, Spain, Sweden - by foreign subsidiary

3. 🏡 +110 houses built in Poland and the UK, Netherlands, Spain, Sweden - by foreign subsidiary

4. 📨 +16 000 sales leads received from B2C clients from Europe & United States in 2021!
5. 🌱 100% natural. Lack of mortar and insulation reduces the amount of waste generated at construction
6. 🫁 A healthy and breathable house - the perfect solution for allergy sufferers and asthmatics!
7. 🎥 Featured in Forbes, Business Insider, on the BBC Channel, TechStartups, and more
8. * The IP is owned by the Polish Parent company SYSTEM 3E SA

Our Team

Our Team



Dariusz Lewandowski CEO

Dariusz has many professional achievements. He managed international Red Bull and TATA affairs in Poland (UE), advised BIG 4 corporations in the field of finance as a consultant at PwC and Deloitte.

> People's expectations towards green construction are evolving, but the industry does not keep up. It's time we stopped using construction materials from the 19th century! SYTEM 3E is the first revolution in the construction industry in over 100 years. Save your time, save your money. Save the planet, make your investment stand out.



Piotr Budnik Vice CEO of the Management Board of parent company

Piotr is a securities broker licensed to perform investment consultancy activities and a Certified Advisor in the Alternative Trading System of the Warsaw Stock Exchange. He gained experience in the First Republic Group investment company in New York



Katarzyna Kolmus Member of Managment Board of parent company

Katarzyna is an attorney at the District Bar Council in Warsaw and specializes in civil, commercial, and capital market law. She has extensive experience in conducting investment transactions and the process of raising capital.



Patryk Bolimowski Head of R&D and Quality Control of parent company

He obtained technical education in chemistry and materials science in UK, where he was awarded a PhD at the University of Bristol. He perfected his skills by coordinating research and development projects in the field of construction materials.



Eva Turney Secretary

Eva is a licensed Certified Public Accountant. She graduated from Baruch College, CUNY with a BBA. She obtained Masters Degree in Accountancy from San Diego State University. She started and run her family's construction business in New York.



Dariusz Lewandowski

Thanks to this revolutionary technology, building has never been easier!


Make impossible possible with SYSTEM 3E
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Investors will be investing in SYSTEM 3E Company. SYSTEM 3E Company is a subsidiary of Polish parent company SYSTEM 3E SA. SYSTEM 3E SA owns the patents for the perlite-based building technology. There is currently no licensing agreement between the issuer and SYSTEM 3E SA. No funds from the raise will go towards a licensing agreement.

SYSTEM 3E stands for a pioneering technology for building houses. It is based on 3E Elements made from a natural raw material - perlite. This is the greatest revolution in the construction industry in 100 years. This polish invention has a chance to change the lives of people all over the world.

The patented SYSTEM 3E technology consists in the seamless, quick and easy erection of walls from 3E Elements. This process does not require the use of mortar, glue and additional insulation. It is the warmest, thinnest and most durable single-layer wall available on the EU market. **SYSTEM 3E SA, the Polish parent company, owns the IP for the patented technology.**



Wood is predominant in the US market, but it's time to evolve!





It's time we stopped using construction materials from the 19th century!



Technology in the construction industry is not keeping up with ever evolving expectations of the customers.

Evolution of building materials


12 000 BC
wood
2 500 BC
stone block
SYSTEM3E
2022


6 000 BC
clay/ceramic
materials
1922
autoclaved
aeratedconcrete
(AAC)

How the impossible is possible?

Our technology is based on lightweight perlite, an aggregate with the volcanic origin and available worldwide.

Thanks to lightweight perlite our technology is characterized by Ecology, economy and energy-efficiency. Its basic properties are listed below:

- **natural**
- **light**
- **fire resistant**
- **hypoallergenic**
- **neutral pH**
- **excellent thermal insulating properties**
- **acoustically effective**






Discover our technology

SYSTEM 3E is a polish technology that has been patented worldwide. The patent is owned by Polish parent company SYSTEM 3E SA. It is based on 3E Elements-building blocks of characteristic shapes. The elements are made of perlite, a volcanic glass derived from nature. Perlite has excellent properties for construction purposes. The system allows for building walls without the need for glue, binders, or extra insulation. It is fast, easy, and does not require a skilled workforce. To top it off, the system can be used in any weather condition!


Click-to-click system:
without mortar, adheisive and insulation



reduction of thermal bridges
one construction team
saving time
Thousands of tiny air
bubbles trap heat.
Smooth monolithic surface
& high manufacturing precision
minimise finishing work.
The properties of 3E EKO+ elements
and the precision of their manufacture
contribute to the safety and durability of the building.

Eco product

The only dry-stack wall construction system in the world

THE WARMEST MATERIAL IN THE EU
3E walls are the thinnest (35 cm) and the warmest single-layer walls on the EU market and around the world

QUICK ASSEMBLY
as building external walls takes one day

DRY-STACK CONSTRUCTION
as S3E elements are stackable

NO SYNTHETIC INSULATION
as the material is both energy-efficient and organic



Our ambassadors
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I'm excited to build my first house in 3E technology and the all the o
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How is it possible that 3E elements join without mortar?

The elements can be dry stacked because of the unique shape of each of them. The design is **based on Morse taper angles,** thus creating self-anchoring walls. State of the art production process of 3E elements allows for very precise manufacturing of each and every element that fit together perfectly.

Walls built in SYSTEM 3E technology are very durable. This claim has been proven by the performance of series of tests, i.e. compressive strength, bending, and wall shear stress. SYSTEM 3E meets all Polish and European standards in this area.

SYSTEM 3E is an all-in-one technology with a click-click stacking solution.

There are **37 types** of elements in a full set with six basic elements accounting for approximately **88%** of the entire set for building external and internal walls.

All SYSTEM 3E products meet **European Standard EN 771-3:2011+A1:2015**, therefore, there are no restrictions in using the system within EU region. Moreover, our products are in line with standard construction design procedures such as **Eurocode 6.** We are in the process of obtaining US building codes approvals by the 3Q2022.


BASIC CONSTRUCTION ELEMENT S1
HALF OF CONSTRUCTION ELEMENTS1/2
BASIC UPPER ELEMENT SZ/EO
BASIC LOWER ELEMENT SD
LEFT CORNER ELEMENT SNL
RIGHT CORNER ELEMENT SNP

Compatibility

Walls built using SYSTEM 3E technology work perfectly with every solution available on the market: slab or any other foundation, door and window lintels, prefabricated roof trusses and traditional rafter framing.



What can be built using SYSTEM 3E?



single family houses | housing estates | warehouses | farms and agricultural buildings | high-rise structures (filling)

The permissible number of stories for a house built in SYSTEM 3E technology is 2.5 (approximately 9 meters). In other cases, e.g. in development projects over 3 stories, 3E elements are perfect as a complementary/filling material.


Budowa w technologii SYSTEM 3E
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What makes SYSTEM 3E innovative?

SYSTEM 3E was awarded a 2020 **Seal of Excellence certificate** for the proposals of the SMARTSTACK project - the first dry stack, organic wall construction system in the world that allows for 50% faster construction timeframe. The project was submitted on October 7, 2020 as part of the Horizon 2020 SME Instrument (grant only and blended finance) of the H2020-EIC-SME Inst competition -2018-2020. **The award was issued by the European Commission** which is the managing authority for the activities of the Horizon 2020 framework program in the field of research and innovation.

See how the 3E wall performed during the fire resistance test!

Our test validated the highest class of load-bearing capacity, tightness, and fire insulation (REI 240) of our partition. A mechanical test (three times impact with a weight of 200 kg) proved its strength and impact resistance.


Fire resistance test
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Fire test
time: 4h
Mechanical test 1
3 x 200 kg


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Innovative, yet tested and trusted solution


Thermal insulation (R-value)
5
Acoustic insulation (db)
45
Fire resistance
REI 240 + M
Thermal conductivity
(BTU-in/ft-h2-F°)
0,4992 ±0,0208
Compressive strength (psi)
≥ 290
Moisture expansion (%)
0,30
Trace Water Absorbtion
after 10' ≤ 40 g/m²*s0,5
Water vapor permeability
μ ≤ 15


SYSTEM 3E | Advantage thanks to technology
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We have a very ambitious but realistic vision of success in the U.S.

SYSTEM 3E completely excludes the use of mortar at the construction site, which benefits customers and contractors in a number of ways:

✓ shorter construction time
✓ decreased assembly risk
✓ no technological breaks
✓ no downtime in the winter times
✓ no need for heavy and laud machinery
✓ no need for skilled human resources
✓ less waste on the construction site
✓ increased durability

As a result, the construction becomes simpler, quicker and cleaner!



Market opportunity



The U.S. is one of the few places in the world where wood is the dominant material used in new-home construction—**90% of homes built in 2019 were wood-framed**, according to the National Association of Home Builders.



From 2011 to 2020, there were an average of 62,805 wildfires annually and an average of 7.5 million acres impacted annually. **In 2020, 58,950 wildfires burned 10.1 million acres, the second-most acreage impacted in a year since 1960**; nearly 40% of these acres were in California.



Now there are growing economic reasons to find alternatives. **The cost of wood has skyrocketed** as more people across the country remodel or build new homes following a pandemic-year construction collapse, causing a lumber shortage that adds **more than $35,000** to the cost of a new single-family home.

> *“Wood is ubiquitous, but it’s time to evolve.”*
>
> says Matt Watson, the president of Gateway Builders, a Northern California contracting company that has been building homes since 1997. Watson started building with non-wood materials last year and now, as he works with clients who lost homes in the 2020 fires, 19 out of 21 rebuilds are using non-wood materials.



Private landowners account for the vast majority of trees felled in the United States. **About 7.8 million acres of forest—an area the size of Maryland—were harvested in 2019**, according to the National Alliance of Forest Owners.

As the U.S. West approaches the **2022 fire season with even drier conditions** than those that kicked off last year's record-breaking blazes, breaking up with wood makes sense, but the U.S. remains stubbornly attached to timber.



Because of changes to hurricane building codes in the southern U.S., **the number of concrete-framed houses built from 2018 to 2019 grew 46%**, according to the National Association of Home Builders. Concrete-framed houses now have double the market share than they did in 2009, when they were just 5% of the market. Watson, the builder in Northern California, has been approached by some wineries who have had their fire insurance revoked and are looking for alternatives to wood.



Kevin Stout, who lives near Talent, wanted to build a new home using steel or aluminum framing after seeing the effects of last year's Almeda fire, which destroyed 3,000 structures. Contractors said he'd need specialized labor to build with something other than wood, and it was already hard to find a contractor because of high demand for new homes after the fires.

Source:
Congressional Reaserch Service - Wildfire Statistics https://sgp.fas.org/crs/misc/IF10244.pdf time.com / Wildfires Are Getting Worse, So Why Is the U.S. Still Building Homes With Wood?

… but the good news is that our expanded perlite walls are 100% fireproof

Expanded perlite is a **completely non-combustible material that does not emit any toxic substances** when heated (even up to 1652°F). It can be used in temperatures from -328°F to 1652 °F. Expanded perlite is characterized by

constant, unchanging physicochemical properties. It is ecological and environmentally and human friendly.

It is chemically inert, sterile, and resistant to fungi, moisture, and frost.

Expanded perlite is a natural product obtained by burning perlite ores at the temperature of 1652-2012 °F. As a result of the expansion process, a granular material is created and its volume increases by 10 to 20 times. It is characterized by a very low own weight, and high thermal and acoustic insulation.

2019	New Factory in Poland (EU)
2020	Team of experts expanding from 10 to 80 people Brand development & product marketing First sales in Poland.
2021	International expansion to the European Union: Spain Sweden Netherlands UK Increasing of production capacity.
2022	International expansion: Austria Germany France Crowdfunding campaign launch and futher development in the U.S. market.
2023	New semi-automated factory project development in the U.S., machinery orders and permits.
2024	Launch of new semi-automated factory in the U.S. with capacity of 200k (100 houses) elements annually + IPO.
2025	Fully-automated factory in the U.S. with capacity of 2 mln elements annually (1000 houses).

Our technology has already been applied in numerous residential and commercial construction projects across European Union.













If you want to see more houses built in 3E technology, click here: **Completed projects [UE]**

Americans can't wait any longer

The below e-mails are just a very small sample of hundreds of inquiries we receive every single week from all over the U.S.

V ... IT
Is this available in the USA? It's amazing!

Malbro C.
Hi, I am wondering if you ship to the USA?

Juan C.
Is this product available in the USA? If not do you have any plans to bring it to the USA?

Sean M.
I'm in the US. Unfortunately, it looks like your product is unavailable to me? Is that true?

Andrew G.

Is there availability of system 3e in the United States? If not, how can we begin the process?

Chris Z.

I'm wondering if you have any plans to branch out / franchise in the North American market?

Justin S.

Is your product available in the US? I like everything about this system.

Rodney P.

I'm interested to learn about your product distribution plans for the Canadian market.


3E SYSTEM: World of concrete, Las Vegas
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WELCOME
LAS VEGAS
NEVADA
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„Thank you for introducing this product to the whole world. It's perfect!"

Release from The World of Concrete in Las Vegas (2:30")

We have already finished over 110 realizations and are proud of every single one.

Polish scientists and inventors have been a source of innovation for many of the everyday objects and ideas we use today i.e.: the bulletproof jacket, mine

detector, melex, lipstick, and now the 3E System.


3E SYSTEM: Polish Inventors
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Join the greatest Polish patents and help us bringing our game -changing technology into your country.

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